

May 16, 2011

Brian Goldner
President and Chief Executive Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, RI 02862

Re: Hasbro, Inc.
Form 10-K
Filed February 23, 2011
File No. 001-06682

Definitive Proxy Statement on Schedule 14A
Filed April 6, 2011

Dear Mr. Goldner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Max A. Webb
Assistant Director